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                             September 29, 2023

       Kevin Brian Cox
       Chief Executive Officer
       SurgePays, Inc.
       3124 Brother Blvd, Suite 410
       Bartlett, TN 38133

                                                        Re: SurgePays, Inc.
                                                            Amendment no. 2 to
Registration Statement on Form S-3
                                                            September 7, 2023
                                                            File No. 333-273110

       Dear Kevin Brian Cox:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 15, 2023 letter.

       Form S-3 filed September 7, 2023

       General

   1. We reissue prior comment 6 in part. Please disclose whether Upstream (or MERJ
                                                        Depository or MERJ
Exchange) will carry customer accounts on behalf of the introducing broker.
   2. Based on the information you have provided, it appears that Upstream and its affiliated entities, including
MERJ Exchange Ltd. and MERJ Depository (collectively, the
                                                           Upstream Entities
), are providing access to the Upstream platform directly to U.S.
                                                        persons for the
purposes of trading and custodying securities. By engaging in this activity, we believe
that one or more of the Upstream Entities may be required to register with the Commission as
a broker-dealer, national securities exchange, and/or clearing
 Kevin Brian Cox
SurgePays, Inc.
September 29, 2023
Page 2
      agency. On page 8, you note that    Beginning in June 2023, Upstream
entered into an
      introducing broker agreement with Boustead Securities, whereby Boustead Securities acts as an agent to introduce their customers to MERJ in compliance with the exemptions from
      registration provided by Rule 15a-6 under the Exchange Act.    Rule 15a-6
under the
      Exchange Act provides certain exemptions from broker-dealer registration for foreign broker-dealers, subject to various conditions. However, based on the information you have provided, we do not believe that any of the exemptions in this rule would be available to the Upstream Entities. In addition, we note that Rule 15a-6 does not provide any exemptions from registration as a national securities exchange or clearing agency. As a result, please revise your disclosures to state that, because Upstream Entities are not registered with the Commission, they may not currently be permitted to provide access to the Upstream platform directly to U.S. investors for the purposes of trading or custodying
      securities, notwithstanding Upstream   s assertions to the contrary. In
addition, please add
      a risk factor related to events that may occur if any Upstream Entity is required to register as a broker-dealer, clearing agency or exchange, including, possible risks of rescission.
      Please also discuss that an investor purchasing or custodying securities through Upstream may not receive the same investor protections that would apply to securities purchased or custodied through an SEC-registered broker-dealer, clearing agency or exchange, including, in the event of the insolvency of Upstream or one of its affiliated entities.
      Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,
FirstName LastNameKevin Brian Cox
                                                            Division of
Corporation Finance
Comapany NameSurgePays, Inc.
                                                            Office of
Technology
September 29, 2023 Page 2
cc:       Joseph Lucosky
FirstName LastName